Press Release

Sanofi-aventis and JDRF Form Partnership

to Improve Therapies, Work Toward Cure

for Type 1 Diabetes

Paris, France – July 1, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and the Juvenile Diabetes Research Foundation (JDRF) announced today a unique partnership to develop therapeutic treatments for people with type 1 diabetes at different stages of the disease – both those living with the disease and the newly diagnosed – as well as preventing diabetes in those at risk. Toward those goals, the partnership will focus on therapeutics such as immune therapies and beta cell regeneration.

Under the newly announced partnership, sanofi-aventis and JDRF will jointly provide academic investigators and non-profit medical research organizations with funding to conduct research projects in regeneration and immune therapy. This partnership will provide sanofi-aventis with options to the intellectual property developed by researchers who receive funding through the program.

“Sanofi-aventis is committed to providing healthcare solutions that meet the needs of people with diabetes and their families,” said Pierre Chancel, Senior Vice-President, Global Diabetes, sanofi-aventis. “Our long-acting insulin is one of the leading insulin products for patients with type 1 and type 2 diabetes, and we continue to invest in research for additional therapies and solutions to meet the unmet needs of patients. Our partnership with the Juvenile Diabetes Research Foundation is an opportunity to help fund innovative research that will improve therapies and perhaps even find a cure for type 1 diabetes.”

The partnership will capitalize on the JDRF’s network of academicians, institutions and biotech partners, while also leveraging sanofi-aventis’ drug development experience to help bring products and technologies to the clinic and eventually to patients.

“JDRF is focused on immune therapies and regeneration as two key areas to develop better treatments and cures for diabetes,” said Jeffrey Brewer, President and Chief Executive Officer of JDRF. “Partnering with businesses such as sanofi-aventis, with their tremendous experience in bringing research to market to benefit patients, is an important way we can accelerate the pace of science leading to a cure.”

About Type 1 Diabetes

In 2008, there were an estimated 246 million people with diabetes in the world; the World Health Organisation (WHO) expects this figure to rise to 370 million by 2030. Type 1 diabetes is an autoimmune disease in which the pancreas stops producing insulin, a hormone that enables people to get energy from food. It strikes children and adults suddenly, and lasts a lifetime. People with type 1 diabetes must take multiple injections of insulin daily or continuous infusion of insulin through a pump to survive.

About the Juvenile Diabetes Research Foundation

Founded by parents of children with diabetes in 1970, JDRF is a leader in setting the agenda for diabetes research worldwide, and is the largest charitable funder and advocate of type 1 diabetes research. The mission of JDRF is to find a cure for diabetes and its complications through the support of research. Type 1 diabetes is a disease which strikes children and adults suddenly and requires multiple injections of insulin daily or a continuous infusion of insulin through a pump. Insulin, however, is not a cure for diabetes, nor does it prevent its eventual and devastating complications which may include kidney failure, blindness, heart disease, stroke, and amputation.

JDRF is the largest charitable funder of diabetes research in the world, funding more than $1.4 billion since its inception, including more than $107 million worldwide in the last year.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Media contacts:

Sanofi-aventis

Elizabeth Baxter

sanofi-aventis

(908) 981-5360

elizabeth.baxter@sanofi-aventis.com

JDRF International

William J. Ahearn

(212) 479-7531

wahearn@jdrf.org

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